Exhibit 21

List of Subsidiaries of Simon Property Group, L.P.

Subsidiary	Jurisdiction
The Retail Property Trust	Massachusetts
Simon Property Group (Illinois), L.P.	Illinois
Simon Property Group (Texas), L.P.	Texas
Shopping Center Associates	New York
Simon Capital Limited Partnership	Delaware
M.S. Management Associates, Inc.	Delaware
Rosewood Indemnity, Ltd.	Bermuda
Marigold Indemnity, Ltd.	Delaware
Bridgewood Insurance Company, Ltd.	Bermuda
Simon Business Network, LLC	Delaware
Simon Brand Ventures, LLC	Indiana
Simon Global Limited	United Kingdom
Simon Services, Inc.	Delaware
Simon Property Group Administrative Services Partnership, L.P.	Delaware
SPGGC, LLC	Virginia
Kravco Simon Investments, L.P.	Pennsylvania
SPG ML Holdings, LLC	Delaware
Simon Management Associates II, LLC	Delaware
Simon Management Associates, LLC	Delaware
CPG Partners, L.P.	Delaware
Prime Retail, L.P.	Delaware
SPG Mayflower, LLC	Delaware
Simon KP I S.a.r.l.	Luxembourg
Simon KP II S.a.r.l.	Luxembourg
Simon-Mills I, LLC	Delaware
Simon-Mills II, LLC	Delaware
Simon-Mills III, LLC	Delaware
SPG-FCM II, LLC	Delaware
SPG-FCM III, LLC	Delaware

Omits names of subsidiaries that as of December 31, 2012 were not, in the aggregate, a "significant subsidiary."